UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Molycorp, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
608753 109
(CUSIP Number)
Jason Schaefer, Esq.
Pegasus Capital Advisors, L.P.
505 Park Avenue, 21st Floor
NY, NY 10022
(212) 710-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MOUNTAIN PASS II, LLC (27-2275409)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,135,886

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,135,886

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,135,886

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 2 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 1, LLC (27-2274966)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		2,972,111

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,972,111

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,972,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 3 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 2, LLC (27-2275068)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,085,601

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,085,601

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,085,601

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 4 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 3, LLC (27-2275229)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,085,601

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,085,601

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,085,601

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 5 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,135,886(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,135,886(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,135,886(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC.
2 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 6 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV (AIV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		2,972,111(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,972,111(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,972,111(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV MP AIV 1, LLC.
2 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 7 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		11,279,199(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,279,199(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,279,199(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 8 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		11,279,199(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,279,199(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,279,199(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 9 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF		17,431,973(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,431,973(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,431,973(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 6,152,774 shares held by TNA Moly Group LLC.
2 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 10 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		17,431,973(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,431,973(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,431,973(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 6,152,774 shares held by TNA Moly Group LLC.
2 Based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.

Page 11 of 11 Pages

PART II — SCHEDULE 13D
Amendment No. 3 to Schedule 13D
This Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of PP IV Mountain Pass II, LLC (“MPII”), PP IV MP AIV 1, LLC (“MPAIV1”), PP IV MP AIV 2, LLC (“MPAIV2”), PP IV MP AIV 3, LLC (“MPAIV3”), Pegasus Partners IV, L.P. (“PPIV”), Pegasus Partners IV (AIV), L.P. (“PPIV AIV”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIIVGP”), Pegasus Capital LLC (“Pegasus Capital”) and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, as amended and supplemented by Amendment No. 1 thereto filed on February 1, 2011, and as amended and supplemented by Amendment No. 2 thereto filed on February 16, 2011. Except as specifically provided herein, this Amendment No. 3 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to Section 3(a) of the Supplement Agreement No. 1, PPIV satisfied the conditions of the debt covenant and delivered the Certificate of Status on February 18, 2011 to BMO, and BMO promptly returned the Pledged Securities to PPIV.
Item 4. Purpose of Transaction
Pursuant to the Underwriting Agreement, the Underwriters delivered a Notice of Exercise on March 11, 2011 and fully exercised their option to purchase 2,025,000 additional shares of the Company’s Common Stock from the Sellers (the “Over-Allotment Option”). In connection with the exercise of the Over-Allotment Option, the Reporting Persons sold an aggregate of 929,847 shares of the Company’s Common Stock on March 16, 2011 to the Underwriters.
On March 16, 2011, MPII sold 327,296 shares of Common Stock of the Company to the Underwriters.
On March 16, 2011, MPAIV1 sold 158,537 shares of Common Stock of the Company to the Underwriters.

On March 16, 2011, MPAIV2 sold 57,908 shares of Common Stock of the Company to the Underwriters.
On March 16, 2011, MPAIV3 sold 57,908 shares of Common Stock of the Company to the Underwriters.
Furthermore, on March 16, 2011, TNA Moly Group LLC sold 328,198 shares of Common Stock of the Company to the Underwriters.
The price per share at which the shares of Common Stock of the Company were sold to the public in the Selling Stockholder Offering was $50.00. The purchase price per share at which the Reporting Person sold its shares of Common Stock of the Company to the Underwriters pursuant to the Underwriting Agreement was $47.85. The Company did not sell any shares of the Common Stock of the Company in the Selling Stockholder Offering. The Company did not receive any of the proceeds of the sale of Common Stock of the Company from the Selling Stockholder Offering.
A copy of the Notice of Exercise is filed with this Amendment No. 3 as Exhibit 10.16.
Item 5. Interest in Securities of the Company
The disclosures regarding the Underwriting Agreement in Item 4 are incorporated herein by reference.
The information required by Item 5(a) is set forth in rows (11) through (13) of the cover page of this Schedule 13D Amendment No. 3 and is incorporated herein by reference. As of March 16, 2011, the Reporting Persons are the beneficial owners of an aggregate of approximately 21.2% of the Common Stock based on 82,300,667 shares of Common Stock outstanding as of March 8, 2011.
As of March 16, 2011, MPII owns 6,135,886 shares of Common Stock. Based on the foregoing, MPII may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.5% of the issued and outstanding Common Stock of the Company.
As of March 16, 2011, MPAIV1 owns 2,972,111 shares of Common Stock. Based on the foregoing, MPAIV1 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.6% of the issued and outstanding Common Stock of the Company.
As of March 16, 2011, MPAIV2 owns 1,085,601 shares of Common Stock. Based on the foregoing, MPAIV2 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.3% of the issued and outstanding Common Stock of the Company.
As of March 16, 2011, MPAIV3 owns 1,085,601 shares of Common Stock. Based on the foregoing, MPAIV3 may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 1.3% of the issued and outstanding Common Stock of the Company.
As of March 16, 2011, Pegasus Partners IV, L.P. owns 6,135,886 shares of Common Stock. Based on the foregoing, Pegasus Partners IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.5% of the issued and outstanding Common Stock of the Company.
As of March 16, 2011, Pegasus Partners IV (AIV), L.P. owns 2,972,111 shares of Common Stock. Based on the foregoing, Pegasus Partners IV (AIV), L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 3.6% of the issued and outstanding Common Stock of the Company.

As of March 16, 2011, Pegasus Investors IV, L.P. owns 11,279,199 shares of Common Stock. Based on the foregoing, Pegasus Investors IV, L.P. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 13.7% of the issued and outstanding Common Stock of the Company.
As of March 16, 2011, Pegasus Investors IV GP, L.L.C. owns 11,279,199 shares of Common Stock. Based on the foregoing, Pegasus Investors IV GP, L.L.C. may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 13.7% of the issued and outstanding Common Stock of the Company.
As of March 16, 2011, Pegasus Capital, LLC owns 17,431,973 shares of Common Stock. Based on the foregoing, Pegasus Capital, LLC may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 21.2% of the issued and outstanding Common Stock of the Company, of which 6,152,774 shares or approximately 7.5% of the issued and outstanding Common Stock of the Company are attributable to TNA Moly Group LLC.
As of March 16, 2011, Craig Cogut owns 17,431,973 shares of Common Stock. Based on the foregoing, Craig Cogut may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 21.2% of the issued and outstanding Common Stock of the Company, of which 6,152,774 shares or approximately 7.5% of the issued and outstanding Common Stock of the Company are attributable to TNA Moly Group LLC.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herein as Exhibit 99.4.
The disclosure regarding the Certificate of Status in Item 3 is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits

Exhibit	Description

10.16	Notice of Exercise dated March 11, 2011 by J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated in relation to the Underwriting Agreement.

99.4	Joint Filing Statement, dated as of March 28, 2011.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2011

PP IV MOUNTAIN PASS II, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PP IV MP AIV 1, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PP IV MP AIV 2, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PP IV MP AIV 3, LLC

By:	Pegasus Investors IV, L.P., its managing member

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS PARTNERS IV (AIV), L.P.

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

Signature Page to Schedule 13D

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Alec Machiels

Name: Alec Machiels
Title: Vice President

PEGASUS CAPITAL LLC

By:	/s/ Craig Cogut

Name: Craig Cogut
Title: President

/s/ Craig Cogut

Craig Cogut

Signature Page to Schedule 13D